Exhibit 99.1

Pacific Drilling Announces Amendment to its Credit Facilities

LUXEMBOURG (January 23, 2017) — Pacific Drilling S.A. (NYSE: PACD) today announced that it has reached agreement with its banking group to make certain amendments to its $500 million revolving credit facility (“RCF”) and $1.0 billion senior secured credit facility (“SSCF”).

The amendments waive the leverage ratio covenant for the fiscal quarters ending March 31, 2017 and June 30, 2017, and amend the maximum net debt per vessel test level to $400 million for these quarters.  Additionally, the amendment to the SSCF waives the loan to value covenant on the next valuation date, June 30, 2017.  The amendment to the RCF also restricts the company’s ability to grant additional liens, to refinance certain existing indebtedness, and to change certain terms of existing debt during the waiver period.

In consideration, the company permanently repaid $25 million under the RCF and applied $31.7 million of cash collateral already pledged to the SSCF lenders in August 2016 against the next principal installments due under the SSCF in May 2017.   Concurrently with the execution of the amendments, in accordance with its obligation to maintain the loan to rig value covenant in the SSCF at the required level as at December 31, 2016, the company made a $76 million prepayment of the SSCF.

CFO Paul Reese commented, “We are pleased to have secured these waivers and amendments, which we believe is a strong indication of our banks’ support for the company, and should provide sufficient time to reach agreement with all our stakeholders regarding an appropriate capital structure for the company.”

About Pacific Drilling

With its best-in-class drillships and highly experienced team, Pacific Drilling is committed to becoming the industry’s preferred high-specification, floating-rig drilling contractor. Pacific Drilling’s fleet of seven drillships represents one of the youngest and most technologically advanced fleets in the world. For more information about Pacific Drilling, including our current Fleet Status, please visit our website at www.pacificdrilling.com.

Forward-Looking Statements

Certain statements and information contained in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements involve certain risks and uncertainties, many of which are beyond our control.  Important factors that could cause actual results to differ materially from our expectations include: the global oil and gas market and its impact on demand for our services; the offshore drilling market, including reduced capital expenditures by our clients; changes in worldwide oil and gas supply and demand; rig availability and supply and demand for high-specification drillships and other drilling rigs competing with our fleet; costs related to stacking of rigs; our ability to enter into and negotiate favorable terms for new drilling contracts or extensions; our substantial level of indebtedness; possible cancellation, renegotiation, termination or suspension of drilling contracts as a result of market changes or other reasons; and the other risk factors described in our filings with the SEC, including our Annual Report on Form 20-F and Current Reports on Form 6-K, which are available through the Company’s website at www.pacificdrilling.com or through the SEC’s website at www.sec.gov.

Contact:	John Boots Pacific Drilling +352 26 84 57 81 Investor@pacificdrilling.com